UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

JIVE SOFTWARE, INC.

(Name of Subject Company)

JIVE SOFTWARE, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Elisa Steele

Chief Executive Officer

Jive Software, Inc.

300 Orchard City Drive, Suite 100

Campbell, CA 95008

1 (877) 495-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mike Ringler Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Lisa Jurinka General Counsel Jive Software, Inc. 300 Orchard City Drive, Suite 100 Campbell, California 95008 (415) 580-4738

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On May 1, 2017, Jive Software, Inc., a Delaware corporation (“Jive”), issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”) with Wave Systems Corp., a Delaware corporation (“Parent”), and Jazz MergerSub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Acquisition Sub”), pursuant to which Acquisition Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Jive common stock for $5.25 per share in cash, without interest. If successful, the Offer will be followed by a merger of Acquisition Sub with and into Jive (the “Merger”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

(i)	Form of letter sent to media, first used on May 1, 2017 (Exhibit 99.1);

(ii)	Form of letter sent to Jive customers, first used on May 1, 2017 (Exhibit 99.2);

(iii)	Form of letter sent Jive partners, first used on May 1, 2017 (Exhibit 99.3);

(iv)	Frequently Asked Questions, first used on May 1, 2017 (Exhibit 99.4); and

(v)	Blog post by Jive CEO, first used on May 1, 2017 (Exhibit 99.5).

The information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by Jive on May 1, 2017 (including all exhibits attached thereto) is incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Jive by Parent, Acquisition Sub will commence a tender offer for all of the outstanding shares of Jive. Such tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Jive, nor is it a substitute for the tender offer materials that Parent, Acquisition Sub and ESW Capital, LLC (“Guarantor”) will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, Parent, Acquisition Sub and Guarantor will file tender offer materials on Schedule TO with the SEC, and Jive will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY JIVE’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be made available to Jive’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Jive by contacting Jive at lisa.jurinka@jivesoftware.com or jason.khoury@jivesoftware.com by phone at (415) 580-4738 or (650) 847-8308, or by visiting Jive’s website (www.jivesoftware.com). In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. JIVE’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE

THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE TRANSACTION.

Forward Looking Statements

This document contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Jive’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in Jive’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Jive’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent, Acquisition Sub and Guarantor, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Jive. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Jive’s expectations as of the date of this report. While Jive may elect to update any such forward-looking statements at some point in the future, Jive specifically disclaims any obligation to do so, even if our expectations change, except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Form of letter sent to media, first used on May 1, 2017

99.2	Form of letter sent to Jive customers, first used on May 1, 2017

99.3	Form of letter sent Jive partners, first used on May 1, 2017

99.4	Frequently Asked Questions, first used on May 1, 2017

99.5	Blog post by Jive CEO, first used on May 1, 2017